INVEST IN IMPLANT CLUB

We make dental implants easy for dentists


We Are Implant Club.
We make dental implants easy.

theimplantclub.com Stockton CA

Healthcare Subscription

LEAD INVESTOR

Roderick Kim DDS MD MBA

As a clinician and educator who frequently utilizes dental implant systems, I recognize the significance of a simplified system that aids clinicians in delivering this specialized service to patients. With the dental implant industry experiencing a reported annual growth rate of 10%, Implant Club emerges as the ideal solution the market demands, particularly due to its innovative subscription model. Whether you are a newly graduated dentist or seeking a more efficient approach to inventory management, Implant Club presents a fresh business model that promises to revolutionize the industry. Ivan and the team have a proven track record of utilizing social media marketing to provide high-quality and easily understandable educational content. Now, they are expanding their expertise into the dental implant market through Implant Club.

Invested $26,000 this round

Highlights

1. Spin off of already profitable venture with over $3.3M in lifetime revenue
2. Nationally Recognized Medical Education Business launching its own medical device.
3. Game-changing business model to simplify dental implants for dentists and patients.
4. Doctor Founder- Nationally recognized expert in dental implant education.
5. FDA registered and 3 years of early-user cohort testing completed
6. Pre-existing warm customer base from Education business
7. Dental implant business bringing simplicity and clarity to a confusing marketplace.

Our Team



Ivan Chicchon CEO/Clinical Consultant

Prosthodontist. Nationally recognized educator in dental implant industry. My first company, Implant Ninja, became a nationally recognized and trusted brand for implant education.



Alvin Nguyen Operations Manager

7 years of experience in implant start-up space Product Launch Campaign experience

Why Implant Club?

Hi. I'm Ivan.

I'm a dentist, and the founder of Implant Club.

I started Implant Club after being fed up with the dental implant options on the market.

If you're unfamiliar with the implant market, let me give you a quick rundown.

Each brand has the same problems.

Confusing parts. The sales reps just want to upsell you to buy bigger packages and newer models.


Dental Implants Are Frustrating
• Implants are overly complex for doctors


• Implant companies continually change designs so doctors have to keep purchasing new tools.
• Doctors are often confused by this and can make costly mistakes and even be sued by patients.

Buying an implant feels sort of like buying a used car.

- A dentist has to evaluate so many different options and features that it is overwhelming.
- Dentists often do not fully comprehend how the features translate into a better quality product.
- Dentist are often sold-to, instead of properly educated about implant features.

You may have heard some of the following lines:


"Have you seen the latest thread design?"
CONFIDENTAL


"You're a smart doctor. You should be using our system."
CONFIDENTAL


You're still using last years model??
It doesn't even have our patented new surface!!
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wasted chair-time
Stripped screws
wrong sizes used
patient lawsuits
Confusion has serious consequences.
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Confusion can lead a dentist to not have the proper parts they need for the job. It can lead to complications during treatment and can even lead to patient lawsuits.

How Do We Solve This?

What is needed is an implant company that provides clarity and cultivates loyalty.


Enter Implant Club.
We Make Doctors Happy
• subscription-based
• high-quality
• simple

Rather than fancy features and continual updates and upsells, our implant system is focused on simplicity and customer experience.


Keep it simple.
Keep it compatible.
• Simple and Universal Design
• Single Attachment Type
• Promise to remain compatible
• High quality materials, made in USA
• Affordable - priced lower than the premium brands.

Our Products

Our products are thoughtfully curated to create a simple & seamless customer experience for dental professionals.

No confusion. No hard sell.


Simple & Seamless
Drill Sequence
Implant Diameter
3.2
3.7
4.2
4.7

Disruptive Business Model

We feel we have a unique positioning in the marketplace.

The industry is dominated by giant multi-national conglomerates. They use fancy marketing, confusing lingo, and a massive salesforce to dominate.

But <u>**our business model is disruptive**</u> to their ecosystem. This gives us a major competitive advantage.

We won't be pitching for a big purchase. Instead, we include our surgical kit (the expensive part of the equipment) as part of the perks of a membership with Implant Club. A membership model, allows us to focus on building member loyalty.

Here's how we compare to the competitors:

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	Implant Club	Premium Brands	Discount Brands
Options	Streamlined	Confusing	Confusing
Customer Service	Consistent	Inconsistent. Depends on current local rep.	Little to none.
Surgical Kit	Included w/ membership	$5k	$2-5k
Implant Cost	$135	$300-600 (non-transparent)	$75-125
[illegible]	[illegible]	[illegible]	[illegible]

Sales Prop	Ease of use	Fancy features	Cheap - fancy features
Quality Perception	High Quality	High Quality	Questionable

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What Customers Are Saying

We opened our doors to a limited group of early users in 2020. Here's what some had to say:



It makes life so much easier...
They found a way to subtract the BS...
The Customer Service is Awesome!
The team is amazing, the support that they bring to their customers is priceless
products.
Keep up the good work!
Andres
Puerto Rico
I haven't used a ton of implant systems before. For a novice like myself, it's absolutely amazing how easy the Implant Club is to use.
I remember being intimidated by all the parts
an implant, but implant club found a way to subtract all the BS.
system out there, the customer service/experience is unbelievable!
sticking with Implant Club for the long haul
because you need to be surprised by the experience like I was.
Broc
Florida
than any other implant system out there. For a general
system lets you carry less parts, manage less inventory, and still deliver a superior implant experience.
For the practitioner that places implants daily, this system is affordable, reliable, and simple to restore on the back end. It's ideal for almost all providers and
business and not a large sh*tty company.
Dhanraj

What's in it for you?



The dental implant industry is growing.
$9.6B
Total Market Size in 2032
And it's ripe for disruption.



CORPORATE GREED
credit: photos.com by Ghetty images
We're going up against the big dogs.
With a disruptive business model.



Our game plan is to quickly grow a loyal customer base.
*These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.
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When you help build something great, interesting things can happen.



STRONG BRANDS HAVE ACQUISITION POTENTIAL.
Implant Direct
NEODENT
BIOHORIZONS
Acquired by: Danaher Danaher Straumann Henry Schien
When: 2014 2014 2018 2021
How much: $2.2 Billion $300 Million $1.05 Billion $450 Million
*No guarantees can be made. Returns can also be zero.

And through this WeFunder campaign, you can own a slice of the story.



WeFunder Investors can make a return on their investment in the event of a brand acquisition.
Investing in a start-up is inherently risky and the returns can also be zero.
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That means that through your investment, you can gain a multiple of what you put in OR you can lose it. *(In which case you should talk to your accountant about a tax write off)*

Why Invest in Implant Club?

We plan to build an implant company focused on transparency, customer experience, and simplicity.

If you invest, you will be claiming ownership in Implant Club while the brand is starting out and each share is priced relatively low.

I don't have a crystal ball. I can't promise that we will be acquired for hundreds of millions of dollars like the other brands were. As a matter of fact, it is also possible that you lose every cent that you put into this.

But I can promise that my team and I will hit it hard, putting our blood sweat and tears into building something special.

I think this industry is ripe for a disruption. We are the company to make it happen.

Join us and let's do this together.

Cheers!

Ivan

To learn more about our business, check out this short **Investor Presentation** video:



Wefunder page
Keep it simple.
Keep it compatible.
• Simple and Universal Design
• Single Attachment Type
• Promise to remain compatible
• High quality materials, made in USA
• Affordable - priced lower than the premium brands.
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7:51 / 33:37
1.2x



Cheers!
Because you deserve an implant company that makes life easier

FAQ

What is the mechanism of the investment?

I am not a financial advisor so take this accordingly. The investment contract we have selected is a SAFE (Simple Agreement for Future Equity). Here is a **link** to a description of that contract. Here is a **video** that I found helpful.

What's the most I can invest?

What's the most I can invest?

The answer varies and it can depend on your income and net worth. **Here is the explanation.**

What's the smallest amount I can invest?

While we are looking for larger investments, in the $10,000 to $25,000 range, Wefunder investments can be as little as $100.

What are our plans for the business?

We plan on aggressive growth while maintaining a focus on customer experience. That is why we are raising funds. We will shoot for 5,000 members using our system. At that point, the business might be an attractive acquisition target.

**These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.*

How We Plan to Use the Capital:


Confidental
How Plan to Invest The Capital?
ADVERTISING
Increasing brand visibility and building trust through advertisement in academic journals, social media, blogs, podcasts, and magazines.
INVENTORY MANAGEMENT
Stocking larger quantities of inventory will allow us to maintain superb customer experience while scaling
Legal/Regulatory 10%
Payroll 25%
Inventory 27%
Advertisement 38%
PAYROLL/KEY HIRES
Attracting and retaining key talent that will help grow the brand.
LEGAL/ADVISORY
Regulatory FDA expenses associated with compliance as well as all legal and advisory expenses.

**These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.*

Downloads

Why Invest in Implant Club.pdf